BANC ONE CORPORATION
100 East Broad Street
Columbus, Ohio  43271-1240                       News Release


                            For further information contact:
                    BANC ONE: John A. Russell (614) 248-5989
                             David F. Griebel (402) 348-6465


FOR RELEASE: February 14, 1994


         FIRSTIER FINANCIAL AND BANC ONE TERMINATE
                   AFFILIATION AGREEMENT


BANC ONE CORPORATION (NYSE:ONE) and FirsTier Financial, Inc., (NASDAQ:FRST), a multi-bank holding company headquartered in Omaha, Nebraska, jointly announced today that they have terminated the agreement for the merger of FirsTier Financial with BANC ONE. The announcement was made by John B. McCoy, Chairman and Chief Executive Officer of BANC ONE, and David
A. Rismiller, Chairman and Chief Executive Officer of
FirsTier Financial, Inc.

Terms of the agreement announced in April 1993 called for an exchange ratio that would have provided FirsTier stockholders with a value of $60 for each FirsTier common share and a total value of $712 million. During the last year the banking industry, including BANC ONE, has experienced a reduction in share values. Based on the $32.625 closing price of BANC ONE common stock on Friday, February 11, 1994, the value of the transaction at the adjusted exchange ratio is $44.86 per share or a total value of $535 million. FirsTier requested BANC ONE to increase the exchange ratio to produce a value equal to the $52 per share walk-away price in the merger agreement. BANC ONE declined the FirsTier request. BANC ONE also had a letter of intent for the affiliation of Nebraska Capital Corporation, a single-bank holding company operating Havelock Bank in Lincoln, Nebraska with assets of $95 million. This transaction was subject to the affiliation of FirsTier Financial and therefore has also been terminated.

McCoy said, "FirsTier Financial, Inc. is an exceptional banking company. However, we have a policy of protecting current BANC ONE shareholders by not accepting dilution in an affiliation transaction. This policy prevents us from increasing the previously agreed upon exchange rate for FirsTier."

David A. Rismiller, Chairman and Chief Executive Officer of FirsTier Financial, Inc., said, "We are disappointed that
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this merger could not be completed. We continue to believe
BANC ONE is one of the premier banking organizations in the country, but we must ensure full economic value for our shareholders. FirsTier will get back to doing what it does best, and that is running one of the best financial companies in the industry. Management and the FirsTier Financial board of directors will work with Morgan Stanley & Co. to assess various strategic alternatives for enhancing shareholder value, including potential mergers and acquisitions."

FirsTier Financial, Inc. is a major Nebraska-based bank holding company and had assets of approximately $3.1 billion as of December 31, 1993. FirsTier operates 45 offices of four banks in 12 Nebraska communities.

BANC ONE CORPORATION is headquartered in Columbus, Ohio. BANC ONE CORPORATION had assets of $79.9 billion as of December 31, 1993 and common equity of $6.8 billion. BANC ONE operates 81 banks with 1,331 offices in Arizona, California, Colorado, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANC ONE CORPORATION also operates several additional corporations that engage in data processing, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing, mortgage banking, consumer finance and insurance.